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                                                                Exhibit 27(c)(2)

                                   Schedule A

                      Schedule of Commission Expenses under
                    Variable Adjustable Life Insurance Policy

Maximum commissions to registered representative of Securian Financial:

             50% of gross premium in the first policy year

             6% of the gross premium in policy years two through ten

             2% in policy years thereafter

             0% of nonrepeating premiums

The Schedule of commissions shows the maximum amount of Commissions payable under the Variable Adjustable Life Insurance Policy for plans of insurance described as term and whole life insurance plans. The Commissions payable on premiums received for plans described as greater than whole life plans will differ from the percentages shown above, as a first year commission will be paid only on such amounts as may be classified by Minnesota Life as a first year premium, based upon a whole life premium per $,1000 of face amount and a Policy face amount of $100,000. The premiums received in excess of that amount pay commissions at a rate of 4 percent.

In addition, Securian Financial Services, Inc. or the Minnesota Life Insurance Company will pay, based uniformly on the sales of Variable Adjustable Life Insurance Policies by registered representatives of Securian Financial, credits which allow registered representatives who are responsible for sales of the Policies to attend conventions and other meetings sponsored by Minnesota Life or its affiliates for the purpose of promoting the sale of insurance and/or investment products offered by Minnesota Life and its affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. Minnesota Life may also pay registered representatives additional amounts based upon their production and the persistency of life insurance an annuity business placed with Minnesota Life.